UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41872

DDC Enterprise Limited

301 S McDowell Street Suite 125,

Charlotte, NC 28204 United States

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

We are filing this Amendment on Form 6-K/A (this “Amendment”) to amend and restate the Report on Form 6-K originally filed by DDC Enterprise Limited with the Securities and Exchange Commission on October 23, 2026 (the “Original 6-K”). This Amendment provides additional financial information regarding the Company for the six months ended June 30, 2026, including a discussion of liquidity and capital resources, unaudited consolidated statements of changes in shareholders’ equity, unaudited consolidated statements of cash flows, and selected notes to the unaudited interim consolidated financial statements. This Amendment supersedes and replaces the Original 6-K in its entirety.

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Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” or “DDC” refer to DDC Enterprise Limited.

This report on Form 6-K includes the Company’s unaudited financial results for the six months ended June 30, 2026, which was first published in the press release issued by the Company on September 2, 2026, and the management’s discussion and analysis of financial condition and operating results for the six months ended June 30, 2026.

This Report on Form 6-K is expressly incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-288826 and Registration No. 333-288825) and the prospectus forming part thereof, as amended or supplemented.

Management’s Discussion and Analysis of Financial Condition and Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim unaudited consolidated financial statements included elsewhere in this report. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors.

Operating Results

We are a global Asian food platform and digital asset treasury company in China. We have strategically positioned Bitcoin as a core reserve asset while continuing to expand our portfolio of culinary brands. We are at the forefront of public companies integrating bitcoin into our financial architecture. We offer easy, convenient food. They reduce the time and energy needed to prepare a meal at home while never compromising on food safety, variety, and selection.

We have an omni-channel (online and offline) sales, end-to-end (“E2E”) product development and distribution strategy. We have access to a network of direct-to-consumer (“D2C”) retail, wholesale Point-of-Sales (“POS”), and other corporate partnerships for the offline sale and distribution of our products. We continue to engage and grow our customer-base through curated and relevant video-content, product placement, and a customer-feedback informed product development and distribution strategy.

For the six months ended June 30, 2026, we recorded RMB136.7 million (US$20.2 million) in total revenue compared to RMB111.9 million for the six months ended June 30, 2025, representing approximately 29% increase (in US$). The growth was primarily fueled by broader retail penetration and expanded distribution reach for our culinary brand portfolio.

For the six months ended June 30, 2026, we incurred a net loss of RMB260.6 million (US$38.4 million), compared to a net income of RMB37.1 million for the six months ended June 30, 2025. The net loss was largely driven by non-cash mark-to-market unrealized fair value losses on our Bitcoin treasury holdings of RMB232.5 million (US$34.3 million). These accounting adjustments do not represent operating cash outflow from our core food business.

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Management prefers to use the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. For the six months ended June 30, 2026, our core food business delivered positive Non-GAAP Adjusted EBITDA of RMB8.1 million (US$1.2 million), demonstrating material operating leverage from our food operations. For details, please refer to “Unaudited Reconciliations of GAAP And Non-GAAP Results”.

We formally launched our Bitcoin Treasury Strategy in May 2025. With our disciplined expansion of our Bitcoin Treasury, as of the date of this report, we held approximately 2,899 bitcoins, compared to 1,181 bitcoins as of December 31, 2025, representing a 145% increase since the start of 2026. In the first half of 2026, we mainly used the proceeds from equity to accumulate Bitcoin. Changes in fair value of the digital asset were recognized as unrealized loss on the digital asset, with the amount of RMB232.5 million (US$34.3 million) for the six months ended June 30, 2026.

Key Factors Affecting Our Results of Operations

There are several macro and microeconomic factors that contributed to the growth of our food business in China. These include (but are not limited to):

●	China’s rapid economic growth and urbanization, which has resulted in an increase in per capita annual disposable income;

●	China’s investments in its technological infrastructure and increase in internet and mobile subscriber penetration rates;

●	Favorable domestic social, governmental, and economic reforms centered on promoting a healthier lifestyle and life-choices; and

●	Broader shift in consumer preferences, trends, and purchasing behavior to convenience without compromising on quality and/or nutritional value.

Unfavorable changes in any of the above factors could adversely affect demand for our products and/or services and impact our results of operations.

There are specific internal and external factors that could impact our results of operations. These include (but are not limited to):

Sales Strategy — After our strategic downsizing of U.S. operations, we rely on growing our own private label product sales in China market. This strategy helps maintain the overall margin profile of the business. The relatively stable margin was a result of acquisitions of companies focusing on offline distribution of private label products, which generated higher net margins. This shift will require us to plan, develop, and successfully execute on marketing and distribution strategy.

Competition — The food and e-commerce industries in China are highly competitive. We compete with different competitors in each of our business lines. There are certain barriers to entry that have limited the number and success of foreign entrants, emerging, and traditional-cum-emerging brands, including our (i) brand awareness, (ii) E2E supply-chain visibility, (iii) strategic and preferred service agreements with product and distribution partners, (iv) product R&D and go-to-market capabilities, and (v) board of directors and advisory network.

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Regulatory Environment — As we are an (i) omni-channel B2B and B2C and (ii) food distribution business, we are subject to various customer data, food safety and quality control, and employer-employee related regulations and policy frameworks. We work with the Cyberspace Administration of China (CAC), the State Administration for Market Regulation (SAMR), the Ministry of Commerce (the “MOFCOM”), the State Internet Information Office, the General Administration of Customs, All-China Federation of Trade Unions (ACFTU) and other governmental authorities in charge of the relevant services provided by us to ensure we are compliant with evolving laws, regulations, and standards.

Operating Costs — Our operating costs include packaged product costs, direct labor, other wages and related benefits, selling, distribution, and other general and administrative expenses. We proactively manage and look for opportunities to reduce our operating expenses as a percentage (%) of revenues by negotiating preferred or renegotiating existing purchasing agreements with one or more vendors/service providers.

Sales and Marketing Costs — Costs associated with sales and marketing was RMB4.8 million (US$0.7 million) in the first half of 2026, compared to RMB2.5 million in the first half of 2025. The increase mainly reflected the Company’s investments to support top-line growth through stronger brand awareness and expanded sales and marketing activities. We expect to be more efficient in utilizing our sales and marketing budget to generate better customer conversion rates through (i) stronger brand awareness, (ii) our plan to leverage more content and social media marketing providers and platforms to drive repeat purchases, an increase in Average Order Value (“AOV”), and attract net-new users to our platform, and (iii) improvements in referral rates.

Debt Obligations — our debt obligations primarily consist of shareholder loans, convertible loans and bank borrowings used to finance our ongoing working capital requirements. As of June 30, 2026 and December 31, 2025, the outstanding balance on the shareholder loan was RMB37.9 million (US$5.6 million) and RMB39.7 million, respectively. The outstanding balances of convertible loans as of June 30, 2026 and December 31, 2025 were RMB126.2 million (US$18.6 million) and RMB137.5 million, respectively. The outstanding balances of bank borrowings both in short-term and long-term as of June 30, 2026 and December 31, 2025 were RMB39.1 million (US$5.8 million) and RMB41.9 million, respectively.

Key Components of Our Results of Operations

Revenues

We are a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient foods.

Cost of Revenues

Our cost of revenues represents product costs. “Product Costs” represents costs of consumer products sold online and offline.

Operating Expenses

Our operating expenses consist of (i) fulfilment expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, (iv) impairment loss on goodwill and (v) share-based compensation.

Fulfilment expenses:

“Fulfilment expenses” mainly consists of (i) logistics and shipping costs for delivering the goods to the customers, and (ii) packaging costs for the products sales.

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Sales and marketing expenses:

“Sales and marketing expenses” mainly consists of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses paid to the online platform providers and third-party marketing partners.

General and administrative expenses:

“General and administrative expenses” primarily consists of (i) salaries and benefits for general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, (iv) research and development expenses, (iv) impairment of intangible assets, and (v) office rental expenses.

Impairment loss on goodwill:

Impairment loss on goodwill resulted from the impairment of goodwill from the acquisition of subsidiaries.

Share-based compensation:

The Company’s shareholders and Board of Directors approved option plans and warrant program in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management. The cost of share-based compensation also includes options granted related to certain business acquisitions.

Results of Operations

Six months ended June 30, 2026 compared to Six months ended June 30, 2025

Revenues

For the six months ended June 30, 2026, we recorded RMB136.7 million (or US$20.2 million) in total revenue compared to RMB111.9 million for the six months ended June 30, 2025, representing approximately 29% increase (in US$), mainly due to the strong demand from the Asian market and broader retail penetration.

The increase in total revenue was primarily driven by the expansion of our offline distribution channels and broader retail penetration across our culinary brand portfolio. The growth is attributable to our diversified and solid offline sales channels, which have been optimized and expanded continuously during the first half of 2026, including the increased number in regional distributors and strengthened cooperation with them, driving a steady rise in offline sales volume.

Cost of Revenues

Cost of products increased to RMB95.2 million (US$14.0 million) for the six months ended June 30, 2026 from RMB74.6 million for the six months ended June 30, 2025, primarily in line with the growth in product revenue. Gross profit amounted to RMB41.5 million (US$6.1 million) in the first half of 2026, representing a 17.5% year-over-year growth (in US$) compared to RMB37.3 million in the first half of 2025. Gross margin experienced a modest decline from 33.4% in the first half of 2025 to 30.4% in the first half of 2026, as we strategically expanded its footprint into higher volume sales channels to drive top line scale.

Operating Expenses

Operating expenses increased to RMB55.4 million (US$8.2 million) for the six months ended June 30, 2026 from RMB22.9 million for the six months ended June 30, 2025.

Fulfilment expenses

The fulfilment expenses increased from RMB2.9 million for the six months ended June 30, 2025 to RMB4.0 million (US$0.6 million) for the six months ended June 30, 2026, primarily reflecting the growth in sales volume and related logistics and shipping activities.

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Sales and marketing expenses

The sales and marketing expenses increased from RMB2.5 million for the six months ended June 30, 2025 to RMB4.8 million (US$0.7 million) for the six months ended June 30, 2026, primarily reflecting increased investment in brand awareness and customer acquisition to support top-line growth.

General and administrative expenses

The general and administrative expenses increased from RMB14.3 million for the six months ended June 30, 2025 to RMB24.8 million (US$3.7 million) for the six months ended June 30, 2026, primarily attributable to increased professional service fees and expansion of our financial reporting and accounting capabilities in connection with our strategic transformation.

Impairment loss on goodwill

For the six months ended June 30, 2026, we did not recognize a material impairment loss on goodwill.

Share-based compensation

The cost for share-based compensation was RMB3.2 million and RMB21.8 million (US$3.2 million) for the six months ended June 30, 2025 and 2026, respectively. The significant year-on-year increase was mainly attributable to the ongoing recognition of share-based awards granted in connection with our strategic transformation toward Bitcoin Treasury Reserve strategy and consolidation of our core food business.

Warrants under the 2025 Warrant Program were principally granted to senior management and directors as market value-oriented incentives to align management’s long-term interests with shareholder value and boost our market value growth, and the related compensation expense is recognized over the requisite service period.

The 2025 Option Plan was introduced to retain the existing key staff and recruit outstanding talent with digital currency capabilities to support our strategic initiatives, and the related compensation expense is recognized over the requisite service period.

Unrealized losses on digital assets

We initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair value are recognized as incurred in the Consolidated Statements of Operations, and the fair market value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end.

We recognized an unrealized loss on digital assets of approximately RMB232.5 million (US$34.3 million) for the six months ended June 30, 2026, primarily due to a decrease in the fair market value (based on quoted (unadjusted) prices on the principal exchange) of our bitcoin during the six months ended June 30, 2026. These accounting adjustments do not represent operating cash outflow from our core food business.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in its estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this proxy statement.

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Revenue recognition

Our revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration expected to receive in exchange for those goods or services, after considering estimated sales return allowances, and value added tax (“VAT”). We follow five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries and (iv) cooking classes in the branded experience stores operated by us.

We evaluate whether it is appropriate to record the gross amount of products sales and, advertising services and related costs or the net amount earned as commissions. When we are a principal, that we obtain control of the specified goods or services before they are transferred to the customers, revenue should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation of specified goods or services, revenue should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by the third parties.

Digital Assets

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices in an active cryptocurrency exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s consolidated statements of operations and comprehensive loss, within “Unrealized loss on digital assets”, within operating expenses in the Company’s consolidated statement of operations and comprehensive loss.

Share-based Compensation

Share-based compensation expenses arise from share-based awards, mainly including share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. The Company follows ASC 718 to determine whether share option or Restricted Shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, directors and other consultants classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees, directors and other consultants as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

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For Restricted Shares awarded to employees, directors and other consultants, all ordinary shares (“Restricted Shares”) of the Company shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, directors and other consultants, the Company applies the Binominal option pricing model in determining the fair value of options granted under ASC 718. The Company has elected to account for forfeitures when they occur.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company is required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

For share warrants granted under the 2025 Warrant Program that contain only market-based performance conditions, the Company accounts for such awards in accordance with ASC 718 Compensation—Stock Compensation. The fair value of these market-conditioned warrants is estimated at the grant date using the Black-Scholes option pricing model, with relevant valuation assumptions applied to reflect the market-based performance targets. Compensation expense is recognized based on the grant-date fair value, and no subsequent remeasurement is made for these equity-classified awards. Unlike service or non-market performance conditions, previously recognized compensation expense related to these warrants is not reversed if the market-based performance conditions are not satisfied, even if the targets are not met at the required measurement dates.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles -Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027 and for interim reporting periods beginning in that fiscal year. The Group is currently evaluating the impact ASU 2025-06 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07 expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-07 will have on its future consolidated financial statements.

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In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact ASU 2025-08 will have on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our sources of liquidity are primarily from the cash earned from operating activities and cash by financing activities. Financial instruments that potentially subject us to significant concentrations of credit risk are cash and cash equivalents. Our cash and cash equivalents consist of cash on-hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

As of December 31, 2025 and June 30, 2026, RMB21.1 million and RMB4.9 million (US$0.7 million), respectively was deposited with financial institutions mainly located in the Chinese mainland, Hong Kong and U.S.

A majority of our expense transactions are denominated in RMB and a significant portion of our (and our subsidiaries) assets and liabilities (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to take effect the remittance.

The financial institutions that we use include Bank of China, Industrial and Commercial Bank of China and Agriculture Bank of China, which are Listed Banks in PRC capital markets. In China, banks are endorsed by the government. While we believe that these financial institutions are of high credit quality, we continue to monitor their credit worthiness.

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We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current cash and cash equivalents and new financing activities, will be sufficient to meet our present and anticipated working capital requirements and capital expenditures. However, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We also utilize short-term and long-term banking facilities to fund our listing expenses, and to manage our working capital requirements. Short-term banking facilities are mainly drawn from financial institutions such as Bank of Beijing (“BOB”) and Bank of Shanghai (“BOS”), while we utilize long-term banking facilities from Bank of China (“BOC”) and Nanyang Commercial Bank (“NCB”). As at December 31, 2025, short-term bank loans amount to RMB37.4 million, current portion of long-term bank loans amount to RMB0.5 million, and long-term bank loans amount to RMB3.9 million. As at June 30, 2026, short-term bank loans amount to RMB35.1 million ($5.2 million), current portion of long-term bank loans amount to RMB0.6 million ($0.1 million), and long-term bank loans amount to RMB3.5 million ($0.5 million).

The following table presents the summary of our consolidated cash flows data.

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net cash used in operating activities	(50,476,653)	(3,830,132)	(564,495)
Net cash used in investing activities	(74,505,450)	(1,877,656)	(276,732)
Net cash provided/(used) by financing activities	114,197,362	(5,457,022)	(804,266)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(1,797,219)	(5,047,841)	(651,294)
Net decrease in cash, cash equivalents and restricted cash	(12,581,960)	(16,212,651)	(2,296,787)
Cash, cash equivalents and restricted cash at the beginning of the period	60,957,156	21,138,034	3,022,699
Cash, cash equivalents and restricted cash at the end of the period	48,375,196	4,925,383	725,912

Operating Activities

Net cash used in operating activities consisted primarily of our net loss adjusted by non-cash adjustments, such as depreciation and amortization, and adjusted by changes in operating assets and liabilities, such as accounts receivable and account payable.

Net cash used in operating activities was RMB3.8 million (US$0.6 million) for the six months ended June 30, 2026, compared to RMB50.5 million for the six months ended June 30, 2025. The decrease in net cash used in operating activities was primarily attributable to the unrealized loss on digital assets of RMB232.5 million (US$34.3 million) recognized during the six months ended June 30, 2026, which is a non-cash item reflecting the decrease in the fair market value of our bitcoin and therefore did not result in operating cash outflow, together with non-cash share-based compensation of RMB21.8 million (US$3.2 million) attributable to awards granted under the 2025 Warrant Program and the 2025 Option Plan amid our strategic transformation toward a Bitcoin Treasury Reserve strategy.

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Net cash used in operating activities was further affected by working capital movements during the six months ended June 30, 2026, including an increase in accrued expenses and other current liabilities of RMB30.7 million (US$4.5 million) and a decrease in prepayments and other current assets of RMB17.9 million (US$2.6 million), partially offset by an increase in accounts payable of RMB1.8 million (US$0.3 million).

Investing Activities

Net cash used in investing activities was primarily due to purchase of digital assets. Net cash used in investing activities was RMB1.9 million (US$0.3 million) for the six months ended June 30, 2026, compared to RMB74.5 million for the six months ended June 30, 2025. The decrease in net cash used in investing activities was primarily attributable to a reduction in purchases of digital assets, which decreased from RMB74.6 million for the six months ended June 30, 2025 to RMB1.9 million (US$0.3 million) for the six months ended June 30, 2026, as our Bitcoin Treasury accumulation in the first half of 2026 was primarily funded through equity-related transactions rather than cash purchases of bitcoin.

Financing Activities

Net cash provided by financing activities was RMB114.2 million for the six months ended June 30, 2025, compared to net cash used in financing activities of RMB5.5 million (US$0.8 million) for the six months ended June 30, 2026. The decrease was primarily attributable to the absence in the six months ended June 30, 2026 of proceeds from investors and from the issuance of convertible loans, which amounted to RMB104.1 million and RMB13.4 million, respectively, in the six months ended June 30, 2025, while we continued to make cash repayments of short-term and long-term bank borrowings and related parties' loans totaling RMB5.5 million (US$0.8 million) during the six months ended June 30, 2026.

Capital Expenditures

For the six months ended June 30, 2025 and June 30, 2026, cash used in the purchase of property and equipment was not material and amounted to nil for each period.

Research and Development, Patent and Licenses, etc.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of June 30, 2026, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2026 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in the 2025 annual report.

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DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME/(LOSS)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$

Product revenues	111,909,938	136,747,757	20,154,126

Cost of products	(74,575,130)	(95,209,573)	(14,032,155)

Gross profit	37,334,808	41,538,184	6,121,971

Operating expenses:
Fulfilment expenses	(2,877,103)	(4,042,980)	(595,862)
Sales and marketing expenses	(2,517,469)	(4,820,391)	(710,438)
General and administrative expenses	(14,304,907)	(24,796,325)	(3,654,526)
Share based compensation	(3,151,323)	(21,754,719)	(3,206,249)
Total operating expenses	(22,850,802)	(55,414,415)	(8,167,075)

Income/(loss) from operations	14,484,006	(13,876,231)	(2,045,104)

Interest expenses	(1,173,379)	(15,318,820)	(2,257,715)
Interest income	675,860	6,208,417	915,007
Foreign currency exchange loss, net	(5,560)	-	-
Other income	1,162,890	2,172,663	320,211
Unrealized gain/(loss) on digital assets	27,566,664	(232,541,989)	(34,272,447)

Income/(loss) before income tax expenses	42,710,481	(253,355,960)	(37,340,048)

Income tax expense	(5,576,837)	(7,288,227)	(1,074,152)
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)

Net income/(loss) attributable to ordinary shareholders	37,133,644	(260,644,187)	(38,414,200)

Net income attributable to non-controlling interest	8,990,337	8,745,872	1,288,982

Net income/(loss) attributable to DDC Enterprise Limited	28,143,307	(269,390,059)	(39,703,182)

12

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME/(LOSS) – (Continued)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$

Other comprehensive income, net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes	(4,334,444)	(7,916,256)	(1,166,712)
Net unrealized gains on available-for-sale debt Securities	8,485,964	(972,717)	(143,361)

Total other comprehensive income	4,151,520	(8,888,973)	(1,310,073)

Comprehensive income/(loss):	41,285,164	(269,533,160)	(39,724,273)
Comprehensive income attributable to non-controlling interests	8,990,337	8,745,872	1,288,982

Comprehensive income/(loss) attributable to DDC Enterprise Limited	32,294,827	(278,279,032)	(41,013,255)

Net income/(loss) per ordinary share
— Basic and diluted – Class A	7.41	(7.91)	(1.17)
— Basic and diluted – Class B	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	3,798,369	34,072,617	34,072,617
— Basic and diluted – Class B	875,000	1,750,000	1,750,000

13

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	21,121,206	4,925,383	725,912
Restricted cash	16,828	-	-
Short-term investment	130,400,312	129,427,595	19,075,267
Accounts receivable, net	41,564,871	40,894,396	6,027,088
Inventories	8,229,291	9,344,044	1,377,142
Prepayments and other current assets	383,805,123	402,771,272	59,361,139

Total current assets	585,137,631	587,362,690	86,566,548

Non-current assets
Property, plant and equipment, net	303,325	226,016	33,311
Operating lease Right-of-use assets	8,581,133	7,474,341	1,101,582
Intangible assets, net	1,610,713	1,335,790	196,871
Goodwill	4,973,027	4,973,027	732,933
Digital assets	730,150,140	1,098,494,475	161,898,052
Other non-current assets	64,814,066	73,307,126	10,804,133

Total non-current assets	810,432,404	1,185,810,775	174,766,882

Total assets	1,395,570,035	1,773,173,465	261,333,430

14

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,430,000	35,050,800	5,165,849
Current portion of long-term bank borrowings	549,012	608,033	89,613
Accounts payable	25,524,921	27,373,609	4,034,371
Contract liabilities	13,977,338	11,645,751	1,716,371
Shareholder loans, at amortized cost	23,207,757	21,449,891	3,161,323
Amounts due to related parties	8,160,511	5,413,606	797,867
Accrued expenses and other current liabilities	557,130,576	217,319,173	32,028,882
Current portion of lease liabilities	2,047,880	1,392,622	205,247

Total current liabilities	668,027,995	320,253,485	47,199,523

Non-current liabilities
Long-term bank borrowings	3,876,918	3,486,980	513,917
Operating lease liabilities	6,405,503	5,942,889	875,873
Shareholder loans, at amortized cost	16,483,576	16,483,576	2,429,378
Convertible loans, at amortized cost	137,501,657	126,228,857	18,603,831
Deferred tax liabilities	1,264,873	1,264,873	186,419
Other non-current liabilities	10,405,554	10,405,554	1,533,589

Total non-current liabilities	175,938,081	163,812,729	24,143,007

Total liabilities	843,966,076	484,066,214	71,342,530

15

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

	As of	As of
	December 31,	June 30,
	2025	2026
	(Audited)	(Unaudited)
	RMB	RMB	US$

Shareholders’ equity
Class A ordinary shares (US$0.4 par value per share, 200,000,000 shares and 200,000,000 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 23,281,620 shares and 45,627,607 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	65,584,619	126,326,916	18,618,284
Class B ordinary shares (US$0.016 par value per share, 1,750,000 shares and 1,750,000 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	196,479	196,479	28,957
Convertible Preferred Shares	230,544,640	-	-
Additional paid-in-capital	2,498,773,335	3,675,612,130	541,718,196
Accumulated deficit	(2,171,283,787)	(2,440,673,846)	(359,710,814)
Accumulated other comprehensive loss	(125,758,629)	(134,647,602)	(19,844,601)
Total shareholders’ equity attributable to DDC Enterprise Limited	498,056,657	1,226,814,077	180,810,022

Non-controlling interest	53,547,302	62,293,174	9,180,878

Total shareholders’ equity	551,603,959	1,289,107,251	189,990,900

Total liabilities and shareholders’ equity	1,395,570,035	1,773,173,465	261,333,430

16

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD ENDED JUNE 30, 2025

	Class A ordinary shares		Class B ordinary shares		Subscription receivable for ordinary	Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’ equity/	Non-redeemable non-controlling	Total shareholders’ equity/
	Shares	Amount	Shares	Amount	shares	capital	deficit	interest	(deficit)	interest	(deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2025	3,150,169	8,984,639	875,000	96,589	-	1,984,763,325	(1,814,578,760)	(131,840,166)	47,425,627	34,845,487	82,271,114
Issuance of class A ordinary shares	4,044,866	9,976,779	-	-	(123,772,226)	200,409,497	-	-	86,614,050	-	86,614,050
Certain liabilities transferred to class A ordinary shares	600,000	1,488,989	-	-	-	9,678,427	-	-	11,167,416	-	11,167,416
Shareholder Loan transfer to class A ordinary shares	512,548	1,267,210	-	-	-	22,859,685	-	-	24,126,895	-	24,126,895
Share-based compensation	-	-	-	-	-	3,151,323	-	-	3,151,323	-	3,151,323
Net loss	-	-	-	-	-	-	28,143,307	-	28,143,307	8,990,337	37,133,644
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	4,151,520	4,151,520	-	4,151,520

Balance as of June 30, 2025	8,307,583	21,717,617	875,000	96,589	(123,772,226)	2,220,862,257	(1,786,435,453)	(127,688,646)	204,780,138	43,835,824	248,615,962

17

DDC ENTERPRISE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD ENDED JUNE 30, 2026

	Class A ordinary shares		Class B ordinary shares		Convertible preferred shares		Subscription receivable for ordinary	Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’ equity/	Non-redeemable non-controlling	Total shareholders’ equity/
	Shares	Amount	Shares	Amount	Shares	Amount	shares	capital	deficit	interest	(deficit)	interest	(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2026	23,281,620	65,584,619	1,750,000	196,479	16,000,000	230,544,640	(881,552,096)	3,380,325,431	(2,171,283,787)	(125,758,629)	498,056,657	53,547,302	551,603,959
Issuance of class A ordinary shares	5,627,871	15,332,347	-	-	-	-	-	80,111,519	-	-	95,443,866	-	95,443,866
Convertible Preferred Shares transferred to class A ordinary shares	9,924,598	27,038,178	-	-	(16,000,000)	(230,544,640)	-	203,506,462	-	-	-	-	-
Convertible Notes transferred to class A ordinary shares	1,297,392	3,534,563	-	-	-	-	-	13,472,087	-	-	17,006,650	-	17,006,650
Certain liabilities transferred to class A ordinary shares	191,065	384,312	-	-	-	-	-	875,705	-	-	1,260,017	-	1,260,017
Exercise of warrants	5,305,061	14,452,897	-	-	-	-	-	(14,452,897)	-	-	-	-	-
Collection of subscription receivable for ordinary shares	-	-	-	-	-	-	871,571,200	-	-	-	871,571,200	-	871,571,200
Share-based compensation	-	-	-	-	-	-	-	21,754,719	-	-	21,754,719	-	21,754,719
Net loss	-	-	-	-	-	-	-	-	(269,390,059)	-	(269,390,059)	8,745,872	(260,644,187)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	-	(8,888,973)	(8,888,973)	-	(8,888,973)

Balance as of June 30, 2026	45,627,607	126,326,916	1,750,000	196,479	-	-	(9,980,896)	3,685,593,026	(2,440,673,846)	(134,647,602)	1,226,814,077	62,293,174	1,289,107,251
Balance as of June 30, 2026 (US$)	45,627,607	18,618,284	1,750,000	28,957	-	-	(1,471,002)	543,189,198	(359,710,814)	(19,844,601)	180,810,022	9,180,878	189,990,900

18

DDC ENTERPRISE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
Operating activities:
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	868,908	261,982	38,611
Unrealized foreign currency exchange loss, net	5,560	-	-
Share-based compensation	3,151,323	21,754,719	3,206,249
Unrealized (gain)/loss on digital assets	(27,566,664)	232,541,989	34,272,447
Deferred tax benefit	(623,857)	-	-

Changes in assets and liabilities:
Accounts receivable, net	7,742,944	670,475	98,816
Inventories	1,663,861	(1,114,753)	(164,294)
Prepayments and other current assets	(56,691,570)	(17,859,357)	(2,632,144)
Other non-current assets	(22,427,267)	(8,493,060)	(1,251,722)
Accounts payable	527,419	1,848,688	272,463
Contract liabilities	(1,199,019)	(2,331,587)	(343,633)
Operating lease liabilities	(686,591)	(1,117,872)	(164,754)
Accrued expenses and other current liabilities	7,624,656	30,652,831	4,517,666

Net cash used in operating activities	(50,476,653)	(3,830,132)	(564,495)

Investing activities:
Disposal of property and equipment	111,358	-	-
Purchase of digital assets	(74,616,808)	(1,877,656)	(276,732)

Net cash used in investing activities	(74,505,450)	(1,877,656)	(276,732)

Financing activities:
Proceeds from investors	104,092,345	-	-
Repayment of short-term bank borrowings	(3,060,000)	(2,379,200)	(350,651)
Repayment of long-term bank borrowings	(232,247)	(330,917)	(48,771)
Repayment of related parties’ loans	-	(2,746,905)	(404,844)
Issuance of convertible loans, net of issuance costs	13,397,264	-	-

Net cash provided/(used) by financing activities	114,197,362	(5,457,022)	(804,266)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,797,219)	(5,047,841)	(651,294)

Net decrease in cash and cash equivalents	(12,581,960)	(16,212,651)	(2,296,787)

Cash and cash equivalents at the beginning of the period	60,957,156	21,138,034	3,022,699

Cash and cash equivalents at the end of the period	48,375,196	4,925,383	725,912

19

DDC ENTERPRISE LIMITED
UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net income/(loss)	37,133,644	(260,644,187)	(38,414,200)
Add:
Income tax expense	5,576,837	7,288,227	1,074,152
Interest expenses	1,173,379	15,318,820	2,257,715
Interest income	(675,860)	(6,208,417)	(915,007)
Foreign currency exchange loss, net	5,560	-	-
Other income	(1,162,890)	(2,172,663)	(320,211)
Unrealized (gain)/loss on digital assets	(27,566,664)	232,541,989	34,272,447
Depreciation and amortization	868,908	261,982	38,611
Share based compensation	3,151,323	21,754,719	3,206,249
Adjusted EBITDA	18,504,237	8,140,470	1,199,756

20

DDC ENTERPRISE LIMITED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The unaudited interim consolidated financial statements do not include all footnote disclosures required for complete annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes contained in the Form 20-F for the fiscal year ended December 31, 2025.

(b) Significant Accounting Judgements, Estimates and Critical Policies

Accounting policies applied in the unaudited interim consolidated financial statements are consistent with those disclosed in the Company’s December 31 2025 Form 20-F, with no new accounting-policy adoptions during the six-month interim period.

The preparation of the unaudited interim consolidated financial statements in accordance with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited interim consolidated financial statements and accompanying notes.

In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim consolidated financial statements.

2. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Cash and cash equivalents	21,121,206	4,925,383
Restricted cash	16,828	-

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	21,138,034	4,925,383

21

3. SHORT-TERM INVESTMENT

Short-term investment consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Cost	121,549,685	121,549,685
Unrealized gain	8,850,627	7,877,910

Aggregate fair value	130,400,312	129,427,595

The Company’s short-term investment represents subscription of participating shares in a segregated portfolio Company (“the Funds”) with a total subscription amount of RMB121.5 million and RMB 121.5 million (US$17.9 million) as of December 31, 2025 and June 30, 2026, respectively. The Funds were redeemable upon demand at the net asset value of the Fund. The Funds primarily invests in US Treasuries and cash management product. For the year ended December 31, 2025, and period ended June 30, 2026, there were no gross unrealized holding losses.

4. DIGITAL ASSETS

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost and subsequently measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the OK exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s Consolidated Statements of Operations, within “Unrealized loss on digital assets”, within operating expenses in the Company’s Consolidated Statement of Operations.

The following table presents a reconciliation of the opening and closing balances of the Company’s digital assets, including purchases and unrealized gains or losses:

	Digital Assets Carrying Value	Approximate Number of Bitcoins Held
	RMB

Balance at December 31, 2024	-	-
Digital assets increase	804,579,371	1,236
Digital assets decrease	(35,705,995)	(55)
Unrealized gain on digital assets(i)	(38,723,236)	-
Balance at December 31, 2025	730,150,140	1,181
Digital assets increase	968,892,722	2,341
Digital assets decrease(ii)	(368,006,398)	(623)
Unrealized loss on digital assets	(232,541,989)	-
Balance at June 30, 2026	1,098,494,475	2,899

(i)	Unrealized gain on digital assets is included in Unrealized gain/(loss) on digital assets on the Unaudited Consolidated Statements of Operations.

(ii)	The decrease in digital assets includes 601 bitcoins applied in settlement of RMB 345.4 million (US$50.7 million) secured borrowings.

22

The following table summarizes the Company’s digital assets holdings as of the dates indicated:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Digital assets cost basis	768,873,376	1,331,036,464
Digital assets fair value	730,150,140	1,098,494,475
Unrealized loss on digital assets	38,723,236	232,541,989

The vast majority of the Company’s assets are concentrated in its bitcoin holdings. Bitcoin is a digital asset, which is a novel asset class that is subject to significant legal, commercial, regulatory and technical uncertainty. Holding bitcoin does not generate any cash flows and involves custodial fees and other costs. Additionally, the price of bitcoin has historically experienced significant price volatility, and a significant decrease in the price of bitcoin would adversely affect the Company’s financial condition and results of operations. The Company’s strategy of acquiring and holding bitcoin also exposes it to counterparty risks with respect to the custody of its bitcoin, cybersecurity risks, and other risks inherent to holding a digital asset. In particular, the Company is subject to the risk that, if its private keys with respect to its digital assets are lost or destroyed or other similar circumstances or events occur, the Company may lose some or all of its digital assets, which could materially adversely affect the Company’s financial condition and results of operations.

5. CONVERTIBLE LOANS AND SHAREHOLDER LOANS

As of December 31, 2025 and June 30, 2026, the balances of convertible loans and shareholder loans measured at amortized cost, were summarized as below:

	At amortized cost
	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
Current:
January 2019 Shareholder Loan	14,180,240	13,106,161
November 2020 Shareholder Loan	4,920,160	4,547,484
February 2021 Shareholder Loan	4,107,357	3,796,246

Subtotal	23,207,757	21,449,891

Total	23,207,757	21,449,891

Non-current:
February 2021 Shareholders Loan	16,483,576	16,483,576

Subtotal	16,483,576	16,483,576

July 2025 Convertible Loans	137,501,657	126,228,857

Subtotal	137,501,657	126,228,857

Total	153,985,233	142,712,433

23

January 2019 Shareholder Loan

In January 2019, the Company entered into a shareholder loan agreement with an investor for an aggregate principal amount of HK$23.5 million (the “January 2019 Shareholder Loan”). The loan bears interest of 12% per annum and is repayable within 12 months from the issue date. Concurrent with the loan, the Company granted a warrant (“B-2 Warrant”) to the investor for a consideration of HK$1.0 to subscribe for Series B-2 Redeemable Convertible Preferred Shares at an exercise price of US$63.20 per share. The total subscription price for the warrant shall not exceed one-third of the loan, plus any accrued but unpaid interest. The B-2 Warrant will expire on the earlier of: (i) the date of the closing of the first firm commitment, underwritten public offering to the general public of the ordinary shares of the Company where the valuation of the Company is no less than US$400,000,000; or (ii) 23 January 2022.

In September 2019, the Company agreed with the lender to extend the loan to be expired by 25 September 2020, and revised interest to 6% per annum and concurrently granted an additional warrant (“C Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for Series C Redeemable Convertible Preferred Shares at an exercise price of US$57.12 per share (“the first modification”). The total subscription price for the warrant shall not exceed one-third of the loan, plus any accrued but unpaid interest. The C Warrant will expire on the earlier of: (i) the date of the closing of the first firm commitment, underwritten public offering to the general public of the ordinary shares of the Company where the valuation of the Company is no less than US$400,000,000; or (ii) 25 September 2022.

In October 2020, the Company agreed with the lender to extend the loan to be expired by March 2021, and revised interest to 8% per annum (“the second modification”). In addition, the Company revised the exercise price of both B-2 Warrant and C Warrant to US$37.92 per share. Both B-2 Warrant and C Warrant became exercisable at the time on the earlier of: (i) the consummation of a qualified IPO; and (ii) 25 September 2023.

In February 2021, the Company repaid HK$7.8 million and in March 2021, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) September 25, 2021. The interest of the outstanding amount of the loan remains at 8% per annum (“the third modification”).

In September 2021, the Company agreed with the lender to extend the loan to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) April 2022. The interest remains at 8% per annum. Concurrently the Company granted additional warrants (“Class A OS Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for the new Class A Ordinary Shares at an exercise price of US$266 (as adjusted for 1:25 reverse split) per share. The total subscription price for the Class A Ordinary Shares shall not exceed US$2,405,964. At the same time, the B-2 & C Warrant issued to the lender were cancelled. The Class A OS Warrant will expire on 25 September 2023 (“the fourth modification”).

The warrants are legally detachable and separately exercisable for underlying Redeemable Convertible Preferred Shares that are contingently redeemable and therefore are considered a freestanding financial liability under ASC 480. The Class A OS Warrant are legally detachable and separately exercisable for variable number of the Company’s equity shares and therefore are considered a freestanding financial liability under ASC 480. The warrants are initially measured and recognized at its fair value and also subsequently measured at fair value with changes in fair value recognized in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

The Company assessed whether there were substantial changes of terms of the January 2019 Shareholder Loan. If the terms are substantially different, the modification is accounted for as a debt extinguishment. Otherwise, it is accounted for as a modification. In order to determine whether the terms are substantially different upon each modification, the Company compared whether the present value of the cash flows under the terms of the modified debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. If the terms of a non-convertible debt instrument are modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. The calculation of the present value of the cash flows of the new debt instruments included all cash flows specified by the terms of the new debt instruments plus any amounts paid by the Company. Those amounts paid by the Company were the fair value of new warrants issued in the first modification, the incremental fair value resulted from the revision of the warrant terms in the second modification, nil in the third modification and the excess of the fair value of Class A OS Warrant issued, over the fair value of the B-2 & C Warrants cancelled, in the fourth modification.

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Based on the above assessment, it was determined that there was no substantial change of terms in the first modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the fair value of the newly issued C Warrant and the revised cash flow under the term of the modified debt instrument.

For the second modification, it was determined that there was substantial change of terms and extinguishment accounting was applied. The excess of the reacquisition price of debt, being the fair value of the new debt instruments and the incremental fair value of RMB2.9 million (US$0.5 million) of the warrants resulted from the revision of the exercise price, over the net carrying amount of the extinguished debt was recognized as losses upon the extinguishment.

It was determined that there was no substantial change of terms in the third modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

For the fourth modification, it was determined that there was substantial change of terms and extinguishment accounting was applied. The excess of the reacquisition price of debt, being the fair value of the new debt instruments and the incremental fair value of RMB5.9 million (US$0.9 million) of the issuance of Class A OS Warrant, over the net carrying amount of the extinguished debt and the derecognition of the B-2 & C Warrant was recognized as losses upon the extinguishment in 2021.

In April 2022, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; (ii) the date falling fourteen (14) business days after receiving a repayment notice. At any time after the Company has received a new round of financing of not less than US$20.0 million, the lender may elect to request the Company for repayment of the indebtedness; and (iii) October 25, 2022. The interest of the outstanding amount of the loan remains at 8% per annum (“the fifth modification”).

In October 2022, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; (ii) the date falling fourteen (14) business days after receiving a repayment notice. At any time after the Company has received a new round of financing of not less than US$20.0 million, the lender may elect to request the Company for repayment of the indebtedness; and (iii) October 25, 2023. The interest of the outstanding amount of the loan remains at 8% per annum (“the sixth modification”).

It was determined that there was no substantial change of terms in the fifth and sixth modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument. The balance as of December 31, 2025 and June 30, 2026 was RMB14,180,240 and RMB13,106,161, respectively.

As the Class A OS Warrant has not been exercised by 25 September 2023, the Class A OS Warrant expired on 25 September 2023.

November 2020 Shareholder Loan

In November 2020, the Company borrowed US$ denominated loans of US$0.7 million from one of the shareholders. The loans bear interest of 8% per annum. Upon the closing of the Series C-1 round of the Company, the lenders may at any time elect to request the Company for repayment of the loan and accrued interest. No payment was made before December 31, 2025, it was recorded as current liability at amortized cost and the balance as of December 31, 2025 and June 30, 2026 was RMB4,920,160 and RMB4,547,484, respectively.

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February 2021 Shareholders Loan

In connection with the C-1 financing completed in February 2021, the Company issued certain shareholders’ loans to related investors. These loans bear a fixed interest rate of 8.0% per annum and are repayable within one year. In May 2022, the related investors except one investor, signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2024.

In June 2023, the related investors except three investors signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2025, The Company recorded February 2021 Shareholders Loan at amortized cost with the balances of RMB6,891,043 in current liabilities, and the balances of RMB56,928,815 in non-current liabilities as of December 31, 2023. The balance as of December 31, 2024 was RMB64,772,782.

In June and December 2025, certain investors converted principal of US$ 6,081,228 (equivalent to RMB42,743,735) and accrued interest of US$ 1,098,376 (equivalent to RMB7,836,913) related to amounts due from the Company into 48,246 (shares as adjusted for 1:25 reverse split) shares of Class A ordinary shares. All remaining investors, except for one, have entered into loan extension agreements, which defer the repayment date to January 1, 2029. The outstanding balance of the shareholder loans from these extended investors amounted to RMB 16,483,576 as of December 31, 2025 and June 30, 2026, which are classified within non-current liabilities. The one investor who did not enter into a loan extension agreement has an outstanding balance of RMB 4,107,357 and RMB3,796,246 as of December 31, 2025 and June 30, 2026, respectively, which are classified within current liabilities.

July 2025 Convertible Loans

In July 2025, the Company entered into a SPA with a new investor (the “Holder”), pursuant to which the Company issued $25 million in aggregate principal amount of senior secured convertible loans (the “Loans”), together with detachable warrants to purchase the Company’s Class A ordinary shares (the “Warrants”). The Loans are fully guaranteed by the Company’s material subsidiaries and a first-priority security interest in substantially all of the Company’s and Subsidiary Guarantors’ assets. The maturity date was 24-month anniversary of the Issuance Date.

The Holder has the right, at any time during the term of the Loans, to convert all or any portion of the outstanding principal of the Loans into the Company’s Class A ordinary shares. The conversion price in effect on any Conversion Date shall be equal to $13.65.

If the Company raises capital in any financing after the issuance date, the Holder has the right to require the Company to redeem all or a portion of the Loans using 20% of the gross proceeds from such financing, at a redemption price equal to 105% of the principal amount being redeemed. Upon the occurrence of a change of control transaction, the Holder has the right to require the Company to redeem all or a portion of the Loans at the Redemption Price.

Detachable Warrants was issued concurrently with the Loans. The Warrants was exercisable by the Holder to acquire 910,357 of the Company’s Class A ordinary shares at any time after issuance within 5 years. The exercise price was the volume-weighted average price (VWAP) of the Company’s ordinary shares on the Trading Day immediately prior to the SPA date, subject to anti-dilution adjustments. The Warrants are classified as permanent equity at issuance and are not remeasured at fair value in subsequent periods consistent with ASC 815-40 for equity-classified freestanding instruments. The gross proceeds from issuance of the Notes are allocated between the debt host and the Warrants based on their relative fair values at the issuance date.

From September to October 2025, the Holder converted US$2.35 million into 327,852 Class A ordinary shares at the conversion price ranging from US$6.6 to US$9.7 per share. As of December 31, 2025, the balance of the Loans was RMB137.5 million. In the first half of 2026, the Holder converted US$2.0 million together with interest of US$0.5 million into 1,297,392 Class A ordinary shares. As of June 30, 2026, the balance of the Loans was RMB126.2 million.

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6. ORDINARY SHARES

In 2025, the Company issued 16,604,696 Class A ordinary shares for RMB 1.1 billion (US$156.1 million) to new investors. Certain creditors of the Company converted RMB98.4 million (US$14.0 million) owed by the Company into 3,526,755 Class A ordinary shares.

In the first half of 2026, the Company issued 5,627,871 Class A ordinary shares for RMB 95.4 million (US$14.1 million) to new investors. The holder of the convertible preferred shares converted RMB230.5 million (US$34.0 million) into 9,924,598 Class A ordinary shares. Certain creditors of the Company converted RMB18.3 million (US$2.7 million) into 1,488,457 Class A ordinary shares. The Company issued 5,305,061 Class A ordinary shares for exercise of warrants by the managements and directors of the Company.

As of December 31, 2025, the number of Company’s authorized Class A ordinary shares were 200,000,000 with par value of US$0.4 per share; and the number of Class A ordinary shares issued and outstanding was 23,281,620.

As of June 30, 2026, the number of Company’s authorized Class A ordinary shares were 200,000,000 with par value of US$0.4 per share; and the number of Class A ordinary shares issued and outstanding was 45,627,607.

In May 2019, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$1.0. The shareholder of Class B ordinary shares shall be entitled to ten votes for each share and only held by the Founder, not be entitled to dividends and distributions of the Company, and not be transferable, convertible or redeemable by the Company. Each Class B ordinary share shall automatically be cancelled by the Company immediately upon the consummation of a qualified IPO or the occurrence of any liquidation event. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023. In April 2025, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$0.1 million. As of December 31, 2025, the number of Class B ordinary shares issued and outstanding was 1,750,000. The Company did not issue any Class B ordinary shares during the period of six months in 2026.

7. CONVERTIBLE PREFERRED SHARES

In December 2025, the Company entered into a Senior Convertible Preferred Shares Subscription Agreement (the “Agreement”) with an investor that the investor agreed to subscribe 16,000,000 newly created senior convertible preferred shares (the “Preferred Shares”) to the Purchaser, for an aggregate subscription price of RMB230.5 million. The Preferred Shares rank senior to all Class A/B Ordinary Shares and other junior securities of the Company, with priority in dividend payments and liquidation distributions. There is no fixed maturity date and mandatory redemption obligation for the Company. The Preferred Shares only cease to exist upon conversion into Class A Ordinary Shares.

The holder of the Preferred Shares may convert any or all of the Preferred Shares into fully paid Class A Ordinary Shares of the Company at any time, at its sole option. Initial conversion price equals to 150% of the volume-weighted average price (VWAP) of the Company’s Class A Ordinary Shares on NYSE American for the 5 consecutive trading days immediately preceding the Closing Date. The Initial Conversion Price is fixed and final on the Closing Date, and is only adjustable via the anti-dilution provisions below. The initial conversion ratio equals to $2.05 (per share issue price) divided by the initial conversion price, rounded down to the nearest whole Class A Ordinary Share. Conversion is settled entirely in Class A Ordinary Shares, with no cash settlement option for the holder.

12 months after the Closing Date, the Company may force the conversion of all outstanding Preferred Shares into Class A Ordinary Shares, if both of the following conditions are met for the 10 consecutive trading days immediately preceding the Company’s written notice (the Measurement Period): The VWAP of Class A Ordinary Shares is at least 200% of the then-applicable Conversion Price; and the average daily trading volume of Class A Ordinary Shares is at least $5,000,000. Mandatory conversion is settled entirely in Class A Ordinary Shares at the then-applicable Conversion Ratio, with no cash settlement obligation for the Company.

The dividend rate is 4.5% per annum, calculated on the aggregate par value of the issued and outstanding Preferred Shares, accrued monthly on a cumulative basis, regardless of whether declared by the Board. Until all accrued and unpaid dividends on the Preferred Shares are paid in full, the Company may not declare/pay dividends on, or redeem/purchase, any junior securities (including Class A/B Ordinary Shares).

The holder has no right to require the Company to redeem the Preferred Shares for cash or other assets. And the Company’s mandatory conversion right only permits settlement in Class A Ordinary Shares, with no cash settlement obligation. The Preferred Shares do not meet the liability classification criteria under ASC 480, and are not required to be classified as a financial liability in their entirety. As the conversion features fully meet the fixed-for-fixed principle, the embedded conversion features do not require bifurcation from the host contract, and no separate derivative liability accounting is required.

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As of December 31, 2025, the balance of Convertible Preferred Shares in the consolidated balance sheet amounted to RMB230,544,640, representing 16,000,000 shares issued at a subscription price of US$2.05 per share (equivalent to RMB230,544,640 based on the exchange rate applied). The carrying amount corresponds to the subscription proceeds, net of issuance costs, and fully recorded in permanent equity.

In the first half of 2026, the holder of the convertible preferred shares converted RMB230.5 million (US$34.0 million) into 9,924,598 Class A ordinary shares at a conversion price of US$3.3 per share. After the conversion, the Balance of convertible preferred shares as of June 30, 2026 was nil.

8. SHARE-BASED COMPENSATION

Compensation expense recognized for share-based awards was as follow:

	For the Six Months Ended June 30,
Share-based compensation expenses	2025	2026
—Share options(i)	3,151,323	2,701,267
—Restricted Shares(ii)	-	19,053,452
Total	3,151,323	21,754,719

(i) Share Options

The Company’s shareholders and Board of Directors approved of employee option plans from 2014 to 2024 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). As of December 31, 2024, the Company authorized 208,000 (shares as adjusted for 1:25 reverse split) share options under the Option Plan. Share options awarded under the Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$226.5 (as adjusted for 1:25 reverse split). In addition, the share options can only be exercised and converted into shares upon the completion of Company’s qualified IPO and exercise event which is a public offering or other form of listing (“Exercise Event”), whichever is earlier, except for the modifications made in 2023 for two senior management members and 583 (shares as adjusted for 1:25 reverse split) share options granted to one senior management member in 2023. Each share option has a contractual life of 10 years.

In connection with the acquisition of the 51% equity interest of Lishang in May 2022, the Company may be required to grant share options to Ms. Chen Di and two other her nominee shareholders (“the Lishang Seller”) at the end of each performance period, adjusted based on the achievement of Lishang’s revenue, gross profit and net profit for each of the four performance periods during May 1, 2022 to December 31, 2024, over the target performance. If the IPO does not occur by January 1, 2024, the Company is obliged to pay RMB3.5 million cash corresponding to 1,239 (shares as adjusted for 1:25 reverse split) share options out of the total base number of 1,757 (shares as adjusted for 1:25 reverse split) share options to be issued for the third performance period. If the IPO does not occur by January 1, 2025, the Company is obligated to deliver a fixed amount of RMB12.4 million cash in addition to the previous payment of RMB3.5 million, with all previously issued share options, if any, cancelled. In August 2023, the Company issued 679 (shares as adjusted for 1:25 reverse split) share options to the Lishang Seller, based on the actual performances of Lishang for the first two performance periods up to December 31, 2022. As the Lishang Seller is required to continuously provide services to Lishang for no less than three years after the acquisition, and as the Company is obligated to deliver cash unless an IPO takes place, these share-based arrangements are accounted for as liability-classified award and were amortized over the service period of the Lishang Seller based on the cash amount to be paid the IPO does not occur. The compensation cost recognized in connection with this liability-classified award for the years ended December 31, 2023 and 2024 amounted to RMB10,405,554 respectively and was recognized as non-current liabilities.

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As the IPO occurred in November 2023, the Company is not required to pay RMB3.5 million or RMB12.4 million any more. All share options will be settled in shares based on the actual performance during the performance periods. As of December 31, 2024, the Company has issued 10,862 (shares as adjusted for 1:25 reverse split) share options to the Lishang Seller.

In June 2025, The Company’s shareholders and Board of Directors approved the amendments to 2023 Employee Share Option Plan to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.4 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares (the “2025 Option Plan”). Under the 2025 Option Plan, the Company granted 617,072 share options to its employees, directors, and other consultants in 2025. Share options awarded under the 2025 Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$11.82. Each share option has a contractual life of 10 years.

(ii) Restricted shares

In June 2025, under the 2025 Option Plan, the Company granted 814,439 Restricted shares to its employees, directors, and other consultants. Restricted shares awarded under the 2025 Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters. Each share option has a contractual life of 10 years. In the first half of 2026, the Company granted 1,438,000 Restricted shares to its employees and other consultants. Restricted shares awarded under the 2025 Option Plan are typically vested based on the service conditions up to one year agreed with each of the participants in their grant letters. Each share option has a contractual life of 10 years.

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events after June 30, 2026 up to the filing date of this Form 6-K and determined that there are no material subsequent events that require recognition or disclosure in the accompanying unaudited interim consolidated financial statements.

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EXHIBIT INDEX

Exhibit
Inline XBRL Instance Document.	101.INS
Inline XBRL Taxonomy Extension Schema Document.	101.SCH
Inline XBRL Taxonomy Extension Calculation Linkbase Document.	101.CAL
Inline XBRL Taxonomy Extension Definition Linkbase Document.	101.DEF
Inline XBRL Taxonomy Extension Label Linkbase Document.	101.LAB
Inline XBRL Taxonomy Extension Presentation Linkbase Document.	101.PRE
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	104

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: October 28, 2026	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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